From:	Cohen, Stephen <stephen.cohen@dechert.com>
Sent:	Wednesday, October 03, 2012 2:39 PM
To:	Rupert, Kevin C.
Cc:	Dick, Douglas; Lekich, David; Pierangeli, Christine
Subject:	Charles Schwab Money Market Funds - Follow Up Questions and Responses
Attachments:	20121002143603264.pdf

Kevin,

Attached is a written response from Charles Schwab Investment Management, Inc. to the follow up comments and questions that you and Richard Pfordte provided to Doug Dick of Dechert LLP on August 1, 2012 regarding the operation of the yield waiver/recoupment feature of the Schwab money market funds.

Please feel free to contact Doug Dick (202.261.3305) or me with any questions or comments.

Best regards,
Steve

Stephen T. Cohen
Dechert LLP
+1 202 261 3304 direct
+1 202 261 3333 fax
stephen.cohen@dechert.com
www.dechert.com

Charles Schwab Investment Management, Inc
211 Main St., San Francisco, CA 94105-1905

October 2, 2012

Mr. Kevin C. Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: The Charles Schwab Family of Funds (the "Registrant") – Additional Follow-Up
        Regarding Schwab Money Market Funds' Fee Waiver and Recoupment Arrangements

Dear Mr. Rupert:

This letter responds to additional follow-up comments raised by the U.S. Securities and Exchange
Commission ("SEC") staff concerning the letters to you and/or Richard Pfordte dated April 10,
2012 (the "April Letter") and June 1, 2012 (the "June Letter" and together with the April Letter,
the "Previous Letters") from David J. Lekich of Charles Schwab Investment Management, Inc.
("CSIM") regarding the fee waiver and recoupment arrangements relating to the Schwab Money
Market Funds (the "funds"). Your comments were conveyed to Douglas P. Dick of Dechert LLP
in a telephonic discussion with you and Richard Pfordte on August 1, 2012.

Throughout this letter, capitalized terms have the same meaning as in the Previous Letters and the
funds' most recently updated prospectuses dated April 30, 2012 (the "Current Prospectuses"),
unless otherwise noted. A summary of the SEC staff's comments, followed by the responses of
the Registrant, is set forth below:

1.   <u>Comment</u>: In the footnotes to the "Annual fund operating expenses" tables discussing
        the expense limitation agreements, please add disclosure that states that payments made
        by a fund to the investment adviser and/or its affiliates under the voluntary yield waiver
        may absorb some or all of the fund's positive yield.

        <u>Response</u>: The Registrant believes that the footnotes in the Current Prospectuses satisfy
        the requirements under Form N-1A and are consistent with industry practice. In
        particular, the Registrant is not aware of a requirement under Form N-1A or relevant SEC
        guidance that would require such disclosure. The Registrant also believes that the
        requested additional disclosure is inconsistent with industry practice. As the SEC staff is
        aware, many mutual funds have contractual fee waiver/expense reimbursement
        agreements with their investment adviser, pursuant to which the investment adviser may
        recoup from such mutual funds fees waived or expenses reimbursed by the investment
        adviser. In all cases, these recoupments will have the effect of reducing the mutual
        funds' performance during the period the investment adviser is recouping previously
        waived fees or reimbursed expenses. However, the overwhelming majority of mutual
        fund prospectuses that we reviewed did not discuss the potential impact of such
        recoupments on the mutual funds' performance in the footnote to the fee table.

        The Registrant also notes that the risk that payments made by a fund to the investment
        adviser and/or its affiliates under the voluntary yield waiver may absorb some or all of

the fund's positive yield is currently disclosed elsewhere in the Current Prospectuses. For example, the "Interest Rate Risk" disclosures in the "Principal risks" sections of the Current Prospectuses state:

> **Interest Rate Risk.** Interest rates rise and fall over time. As with any investment whose yield reflects current interest rates, the fund's yield will change over time. During periods when interest rates are low, the fund's yield (and total return) also will be low. *In addition, to the extent the fund makes any reimbursement payments to the investment adviser and/or its affiliates, the fund's yield would be lower.* (Emphasis added.)

In addition, the "Fund management" sections of the Current Prospectuses state:

> While the investment adviser and/or its affiliates may recapture any and all of these expenses, the degree to which they may recapture is based on several factors, including portfolio asset yields, interest rates and interest rate changes, fund redemptions and subscriptions, and competitors' pricing decisions. These reimbursement payments by the fund to the investment adviser and/or its affiliates in connection with the voluntary fee waiver are considered "non-routine expenses" and are not subject to any contractual expense limitation agreement in effect for the fund at the time of such payment. *This recapture could negatively affect the fund's future yield.* (Emphasis added.)

For the reasons set forth above, the Registrant respectfully declines to change the footnotes to the "Annual fund operating expenses" tables in the Current Prospectuses.

2. <u>Comment</u>: Please confirm that the Registrant will supplement a fund's "Annual fund operating expenses" table when it is known or reasonably certain that the impact of a fund's payments to the investment adviser and/or its affiliates will reach 0.01% of the fund's average daily net assets.

    <u>Response</u>: CSIM continuously reviews the funds' yields and will make reimbursement decisions based on factors that cannot be predicted and that are not formulary. These factors include, among other things, future interest rates and interest rate changes, portfolio asset yields, fund redemptions and subscriptions and competitor pricing decisions. As noted in the April Letter, the Registrant stated that the "Annual fund operating expenses" table will reflect any material increase in a fund's expense ratio due to any actual or scheduled reimbursements during the time of use of the prospectus. In addition, in the June Letter, the Registrant stated that it will comply with Item 3 of Form N-1A and Financial Accounting Standards No. 5 to restate the "Annual fund operating expenses" table when the amount of such reimbursements can be reasonably estimated (*i.e.*, when there is an actual or scheduled reimbursement). Consistent with the responses provided in the Previous Letters, the Registrant will supplement a fund's "Annual fund operating expenses" table as soon as it reasonably estimates that the impact of a fund's payments to the investment adviser and/or its affiliates will reach 0.01% of the fund's average daily net assets in order to provide shareholders with appropriate notice.

3. <u>Comment</u>: As a follow up to the Previous Letters, please disclose that board approval is not required prior to the payment of reimbursement expenses by a fund to the investment adviser and/or its affiliates.

<u>Response</u>: As noted in the Registrant's response to Comment 5 in the June Letter, the Registrant confirms that board approval is not required prior to the payment of reimbursement expenses by a fund to the investment adviser and/or its affiliates under the voluntary yield waiver, and the Registrant has undertaken to update the disclosure in the Current Prospectuses to explicitly disclose this fact at the next opportunity it has to revise the Current Prospectuses.

We hope the forgoing is responsive to the SEC staff's questions. We would be pleased to discuss any further questions or concerns the SEC staff may have regarding the fee waiver and recoupment arrangement Please feel free to contact the undersigned directly at 415.667.0660 or Douglas P. Dick at 202.261.3305

Sincerely,



David J. Lekich
Chief Counsel
Charles Schwab Investment Management, Inc.

cc: Douglas P Dick, Dechert LLP